UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Opiant Pharmaceuticals, Inc.

(Name of Issuer)
Common Stock, par value $.001 per share

(Title of Class of Securities)
683750103

(CUSIP Number)

Dr. Michael Sinclair
c/o Opiant Pharmaceuticals, Inc.
233 Wilshire Blvd., Suite 280
Santa Monica, CA 90401
(310) 598-5410

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
September 12, 2019

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683750103
(1) Names of Reporting Persons Dr. Michael Sinclair
(2) Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3) SEC Use Only
(4) SOURCE of Funds (See Instructions) PF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
(6) Citizenship or Place Of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power
647,720 shares (1)
(8) Shared Voting Power
67,450 shares (2)
(9) Sole Dispositive Power
647,720 shares (1)
(10) Shared Dispositive Power
67,450 shares (2)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 715,170 shares (1)
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13) Percent of Class Represented by Amount in Row (11) 15.0% (3)
(14) Type of Reporting Person (See Instructions) IN
(1) Includes 575,000 shares of Common Stock which may be acquired within 60 days of the date of this Schedule 13D/A upon the exercise of stock options.
(2) Includes (i) 5,000 shares owned by Proton Therapy USA, a entity owned jointly by the Reporting Person and his son; (ii) a total of 12,000 shares owned by two pension funds for the benefit of the Reporting Person; (iii) 2,650 shares owned by Clearsearch Ltd., an entity which holds the shares for the benefit of the Reporting Person; (iv) 7,800 shares owned by Eastkings Pension Fund, an entity which holds the shares for the benefit of the Reporting Person’s wife; (v) 10,000 shares owned by the Reporting Person’s wife; and (vi) 30,000 shares owned by the Sinclair Montrose Trust Ltd., of which the Reporting Person’s wife is a shareholder and Chairman.
(3) Percentage calculated based on 4,186,438 shares of Common Stock of Opiant Pharmaceuticals, Inc. (the “Issuer”), which is the total number of shares of Common Stock of the Issuer outstanding as of December 31, 2019.

Explanatory Note
This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on February 28, 2018 (the “Schedule 13D”) by Michael Sinclair (the “Reporting Person”) relating to the Common Stock of Opiant Pharmaceuticals, Inc. (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.
Item 1.    Security and Issuer.
Item 1 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:
This filing on Schedule 13D relates to the shares of Common Stock of the Issuer, whose principal executive offices are located at 233 Wilshire Blvd., Suite 280, Santa Monica, CA 90401.
Item 2. Identity and Background.
Paragraphs (b) and (c) of Item 2 are amended and restated in their entirety as follows:
(b)    The business address of the Reporting Person is c/o Opiant Pharmaceuticals, Inc., 233 Wilshire Blvd., Suite 280, Santa Monica, CA 90401.
(c)    The Reporting Person is a member of the Board of Directors of the Issuer.
Item 5.     Interest in Securities of the Issuer.
Paragraphs (a), (b) and (c) of Item 5 are amended and restated in their entirety as follows:
(a) and (b)    The responses of the Reporting Person to rows 7, 8, 9, 10, 11 and 13 on the cover page of this Statement are incorporated herein by reference. As of the close of business on February 5, 2020, the Reporting Person beneficially owned 715,170 shares of Common Stock, representing approximately 15% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership is based on 4,186,438 shares of Common Stock of the Issuer outstanding as of December 31, 2019.
(c)    On September 12, 2019, the Reporting Person sold 60,000 shares of Common Stock of the Issuer. The sale was effected in an ordinary brokerage transaction, in multiple trades ranging from $12.50 to $13.54, at a weighted average sale price of $12.52.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2020
Signature: /s/ Dr. Michael Sinclair
Name/Title: Dr. Michael Sinclair, Director